DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

CEASE AND DESIST ORDER AND REQUIREMENT TO FURNISH INFORMATION

FAC No. IA-329334
COMPL 0700137

President
WWA Group, Inc.
2465 W. 12th St.
Tempe, AZ 85281-6935

MAR 27 2007

Dear Sir or Madam:

It has come to our attention that WWA Group, Inc. ("WWA") reported to the Securities and Exchange Commission ("SEC"), in a letter dated July 12, 2006, that "sales of equipment from [WWA's] auctions may ultimately end up in Iran, Sudan or Syria." The report went on to say that WWA's records "indicate that registered bidders with Iranian addresses bought $7,300,000.00 worth of equipment" and "registered bidders with Sudanese addresses bought $1,847,950.00 worth of equipment" between 2001 and 2005. The report also contained "complete lists of buyers with…Sudanese addresses that have bought at [our] auctions from 2001 through June 2006. Finally, in a letter from WWA to the SEC dated December 30, 2005, WWA provided a complete listing of buyers with Iranian addresses that have bought at WWA's auctions since WWA's inception in 2001.

WWA is a "U.S. person" pursuant to the Iranian Transactions Regulations, 31 C.F.R. Part 560 (the "ITR"), and the Sudanese Sanctions Regulations, 31 C.F.R. Part 538 (the "SSR"). U.S. persons are prohibited from exporting or importing goods or services to or from Iran or Sudan, or facilitating such imports or exports, without a license from the Office of Foreign Assets Control ("OFAC").

WWA is hereby directed to immediately cease and desist selling goods or services, or facilitating sales, to persons in Iran and Sudan. Pursuant to the ITR, SSR, and section 501.602 of the Reporting, Procedures and Penalties Regulations, 31 C.F.R. Part 501 (the "RPPR"), you are directed to provide written confirmation that such activity has ceased.

In addition, pursuant to the ITR, the SSR, and the RPPR, you are directed to provide copies of all correspondence, invoices, and payment details involving customers in Iran and Sudan since July 1, 2002.

Please be advised that violation of the International Emergency Economic Powers Act (IEEPA) and OFAC's implementing regulations could result in the imposition of civil penalties by OFAC, or, if intentional or willful, criminal prosecution. For example, failure to respond to this

requirement to furnish information, pursuant to section 501.602, may result in a significant civil penalty.

You are directed to mail this information to OFAC within four weeks of the date stamped above to OFAC's Special Investigations Section, U.S. Department of the Treasury, 1500 Pennsylvania Ave., N.W., Washington, DC 20220.

Thank you for your cooperation on this matter. If you have any question regarding any aspect of this order, please contact Sheena Nayak at 202/622-2430 or sheena.nayak@do.treas.gov.

Sincerely,

Brett D. Barkey
Assistant Director for Enforcement
Office of Foreign Assets Control